Filed by The Higashi-Nippon Bank, Limited
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 333-207913) and
The Higashi-Nippon Bank, Limited (File Number: 333-207913-01)
Dated November 16, 2015

Fiscal Year 2015 First Half
Information Meeting

(Excerpt)

Monday, November 16, 2015
The Higashi-Nippon Bank, Limited

7. Strengthening of sales base

Accelerate the strengthening of sales base in central Tokyo

■ Enhancement of branch network in central Tokyo along the Yamanote Line



Toneri
Nishiarai
Komagome
Higashijujo
Itabashi Ekimae
Nishiarai Branch
Sekibara Branch
Nakaitabashi
Machiya
Senju
Ogu
Ikebukuro
Azumabashi
Ueno
Shinkoiwa
Shinjuku
Tachibana
Daitabashi
Hatsudai
Kanda
Hirai
Iidabashi
Hamamatsucho
Higashinihonbashi Opened in Sept. 2014
Shibuya
Opened in Apr. 2015 Aoyama
Opened in Feb. 2013 Mita
Head Office Business Dept.
Komatsugawa
Hachimanyama
Corporate Business Dept.
Higashikitazawa
Tsukishima
Fukagawa
Mizue
Osaki
Tachiaigawa
Edogawa
Togoshi
Umeyashiki
Ebara
Yaguchi
Kamata
Tokyo Loan Center

■ Status of branches dedicated to sales efforts to corporate customers (Mita Branch, Higashinihonbashi Branch and Aoyama Branch) (as of September 30, 2015)

	Borrowers	Loans
Mita Branch	138	12.4 billion yen
Higashinihonbashi Branch	83	3.8 billion yen
Aoyama Branch	52	2.0 billion yen
Total	273	18.2 billion yen

・Mita Branch, which opened in February 2013, turned profitable one year and five months after the opening.

Concordia Financial Group

From April 2016
Promote streamlining and improvements in efficiency of administration centers

Total 200 shifted personnel in the two banks (Reassignment of personnel from administration centers to sales departments)

Reinforce recruitment of new employees

Strengthen business structure
・Open approx. 20 new branches
(5 of which will be shared branches)
・Establish approx. 15 shared sales bases

Fiscal year 2016 first half
Plan to open new branches
(2 branches)

Increase branches and sales bases in Tokyo 50% in 5 years

(Current number: 69 branches)

(Number of increase in branches and sales bases: Approx. 35 branches)

■ Reassignment of personnel to corporate sales workforce

(Unit: Persons)

	15.4.1	April 2015 Opening of Aoyama Branch	June 2015 Streamlining of headquarter organizations	June 2015 Conversion of branches to satellite branches	15.9.30	Increase/decrease (compared to April 2015)	Fiscal year 2016 first half
Entire bank	1,496				1,468	▲28	
20 branches dedicated to sales to corporate customers	254	+4	+5	+3	264	+10	Approx. +14
Headquarters and other sales branches	1,242	▲4	▲23	▲3	1,204	▲38	Approx. ▲14

14

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited have filed a registration statement on Form F-4 with the U.S. Securities and Exchange
Commission (the “SEC“) in connection with the proposed joint share transfer.
The Form F-4 contains a prospectus and other documents.  The registration statement on Form F-4 has been declared effective,
and The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited have arranged to mail the prospectus contained in the Form F-4 to their respective U.S. shareholders prior to the shareholders’ meeting at which the proposed joint share transfer will be voted upon.  The Form F-4 and prospectus, as they may be amended from time to time, contain important information about The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank,
Limited, the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of The Bank of Yokohama,
Ltd. and The Higashi-Nippon Bank, Limited are urged to read the Form F-4, the prospectus and other documents filed with the SEC in connection with the joint share transfer carefully before they make any decision
at the respective shareholders’
meeting with respect to the joint share transfer.  Any documents filed with the
SEC in connection with the joint share transfer are available, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the following contact information.

The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations Office
Tel: 045-225-1141

The Higashi-Nippon Bank, Limited
Corporate Planning Department, Public Relations Office and CSR
Tel: 03-3273-4073